Exhibit 99.8

INFOSYS LIMITED
CNBC
BOARD ROOM
JANUARY 9, 2004

Udayan: Welcome back, you are watching Bazaar on CNBC TV and this of course is time for Board Room with Infosys. We have got, as usual, every quarter, the entire top management of Infosys right here. We have got Nandan Nilekani, S. Gopalakrishnan, Basab Pradhan, and Mohandas Pai joining us to take us through another quarter at Infosys. Results, just to recap quickly, they have been ahead of their guidance and ahead of street expectations with net profit of 328 crores and the top line itself 35 crores, both on high up in the guidance and the street CNBC poll of expected numbers, and the guidance for the full year has been revised upwards as well, both for revenues and for net profits. The earnings per share that Infosys is now looking at is 186+ ahead of the 178+, which they had guided earlier that is as of last quarter. Gentlemen, good morning to you and a happy new year to you all.

Nandan: Good morning.

Udayan: Nandan take us through this quarter, how has it been?

Nandan Nilekani: I think it has been a good quarter. I think we have performed on all the operating metrics, we have grown 38% year-to-year in dollar terms, 28% rupee terms. Our net profit has been maintained at 26.6%. Our utilization is 82.5%. Our offshore ratio has gone up, and today onsite is only 32.2%. So, if you look at all the operating metrics it is good, but while all this was going on we are also going through a internal transformation and we had to reorganize ourselves into business units, we had to define new business plan, we have to make sure that they had a clear view of where were they going. So I think the combination of meeting the operating goals as well as doing the internal transformation, acquiring a company, I think that combination has come out very smoothly.

Udayan: We will talk about the reorganization, just one bone I have to pick on your guidance, Rs. 137 for the nine months, if you add this quarter’s Rs. 49, you are at 186, and you are guiding that. Last quarter you did the same. You guided what, I mean virtually no sequential growth, and you come up with 7-8% growth virtually every quarter. Why as a company do you do that; one gets the feeling that you have been overly conservative to surprise the street, because you really don’t believe that you will do what you did in this quarter?

Nandan Nilekani: Well I don’t think so, you know, we have to keep an eye on the future and uncertainty and also I think our guidance does not include any foreign currency fluctuations, so that is also there. For example, this time out of our 52 per cents, 2 cents is out of foreign currency.

Udayan: So you think 20 crores is out of the guidance.

Nandan Nilekani: The guidance does not include any foreign currency fluctuations.

Udayan: Kris let me start with you, about 10% volume growth, but last time we had a marginal growth in billing rates, this time it is down about 0.6-0.7%. Are you seeing that softening of rates coming back again or are they stabilizing and quarter-on-quarter it is not too much?

Kris Gopalakrishnan: Yeah it is stable and quarter-on-quarter it is very difficult, it also depends on the mix of the services and things like that. But overall pricing is stable at this point.

Udayan: And do you expect any chances of pricing actually improving in the next four quarters, that is what a lot of the markets have been anticipating that pricing might stabilize and it might actually inch up. Is there any possibility of pricing moving up?

Kris Gopalakrishnan: There are two things we should look at is, you know, how are the budgets for IT, and second is, are the salaries in the markets themselves increasing; then it is easier for us to go back to our clients and say that you know you should increase. So, those are the two things we should look at.

Udayan: Mohan, margins 33.2, 33.1, pretty much stable at this point, but you had salary increases coming into this quarter, but the rupee behaved itself a little better. Tell us, give us a margin picture for this quarter.

Mohandas Pai: We are on a variable salary plan. It basically means that company does well, people get more. So, there has been an increase in the people cost this quarter compared to the previous quarter. It has been offset by a lower amount of depreciation and lower quantum of travel cost. To that extent the gross margin has come down slightly. At the SG&A level there has been a slight decline, basically in G&A. So, the operating profit level, if you look at the exchange gain, it has been almost stable, 19.5 crores as against 18 crores, and like Nandan said for the projections we don’t take exchange gains because we don’t know, though we are covered, we have about $107 million of forward cover at about 45.93 or so. So, I think you know the pricing is stable, the margins are stable, the costs are under control, and the benefits that we give to our employees is kicking in, they are seeing it, they are visible; so I think it has been good for us.

Udayan: On the margin the kind of changes which came in yesterday, not too much for you but travel cost going down, PC prices coming down, cell phone prices going down; on the margins does it help for companies like you who are large consumers of such things?

Mohandas Pai: Well, you know we import PCs and equipment free of duty. So as it is we get the best rates in this country, so there is no impact; but in terms of travel, the local travel that we do is not very significant compared to the scale. Our travel cost is at about 3.5% of revenues, but may be 3.2 or 3.1% is overseas.

Udayan: Right, Basab give us the picture of how it is looking; 10% very strong sequential volume growth, any further traction, any ramp up statements that you can share with us.

Basab Pradhan: I think we are happy with volume growth we got this quarter 10% sequential is as strong as it gets and we are optimistic about the future as well where we keep stable pricing and that makes us more predictability about negotiating further deals and so on.

Udayan: Nandan any sense of, of course you will guidance for the next year in the next quarter, but 2004 any sense of how it is shaping up, the market has been saying this will be a much better year for IT than 2003, without sharing numbers, do you get the sense that it will be a better year?

Nandan Nilekani: Well I think, if you look at the US economy numbers, the GDP growth figures are quite stunning, but on the IT side I don’t really see more than a marginal improvement in the IT spending, but the key thing is that I think the offshoring model, the global delivery model, that as we said last time, has become mainstream and therefore even if IT spending does not rise we do anticipate that IT spending towards outsourcing to companies like Infosys will rise.

Udayan: Okay, we will take a first break, when we come back of course the top management stays with us to let many more questions for the four gentlemen, but this time we are doing it little differently, so we might as well tell you upfront; we will have another shot with the management and then we take a break for about half an hour, because we have got so many companies and so many things to discuss because of the mini-budget which came out yesterday. The Infosys top management takes a half an hour break and they come back at 11:20, and then we carry on with them till about 12 o’clock. So, yes they will be back after the break for a brief while and then back again at 11:20, right now we take a break.

Thanks for staying with us through the break. You are watching Bazaar on CNBC TV18. We have been doing the Board Room with Infosys management right out of Bangalore. Let us just go down to them.

Nandan, let me start with you, tell us for someone looking at your numbers and your statement said, you find the margins stable, the question would be does Infosys have pricing power here, because you are in a challenging dollar environment, your salary costs are going up, you have got global competition, some of the guys coming in and trying to mature their models, and you have got a violent outsourcing movement out in the US. Are you then saying you have got pricing power Nandan that makes up for any of these risks?

Nandan Nilekani: Well, I think in the last few months the demand for IT services has gone up, especially of the offshoring variety, and I think Infosys being the market leader and the brand from India, I think definitely we are able to negotiate with our customers, and also I think the volumes are going up, and therefore many companies are doing well, and therefore the pricing has stabilized.

Udayan: Yeah, that is an interesting one. Let me just come down, you have got two customers who have ramped up to cross 50 million. Can you give us an indication as so what we could see going into the next quarter or two quarters, could this number move into double digits, $50 million clients?

Nandan Nilekani: Well we have two customers who are more than $50 million on a LTM basis, i.e. last twelve months billing, and we have four which are more than $40 million. So, I think our goal is to take all our customers and grow them, so I cannot give you an exact number, but we do anticipate that the revenues from our larger customers will go up. At the same time, because of our distribution we have only two customers who are more than 5% of revenue. So I think we are getting growth in many customers across the board.

Udayan: Right. Where Kris you are seeing the maximum growth; is it coming in on any of the particular verticals or is it across the board right now?

Kris Gopalakrishnan: It is across the board when you look at verticals, but packaged implementation as a service has done extremely well this quarter.

Udayan: Nandan, 3100 net employee addition, 3600 across the Infosys and Progeon, Progeon is 300 odd. So most of it is software services. This is huge. I mean if you don’t have a very positive outlook for 2004, why would you hire more than 3000 people?

Nandan Nilekani: Obviously we do hire based on the demand, and the hiring this time is the highest ever. So, it is basically our view that we will have the work to satisfy this capacity in the coming months.

Udayan: Gopal does it effect utilization ratios or do you think a large part of them will be put immediately to work?

Kris Gopalakrishnan: Our utilization including trainees is at 73%. Excluding trainees has come down little bit because we have added so many people. If the business is there, if the volume growth is there, we should be able to use these people.

Udayan: Basab, any significant client additions? You have added 30 clients in this quarter, but any of those large bracket clients or these are small start up with pilots which could ramp up in future?

Basab Pradhan: No some of them are significant deals and we are revisiting our strategy on strategic sourcing, <word inaudible>, we think we will be major players in large outsourcing deals in the future.

Udayan: We have heard concerns like election year in the US, the taps will not be opened, significant ramp ups might not happen, are these real concerns, do you see any kind of stifled ramp up because of the kind of economic dynamics the US market is going through?

Basab Pradhan: Well in the public opinion there is obviously a battle that is being fought, but companies have to deal with their own issues of growth and technology innovation and the cost of technology, and they are free to do what they need to do, and they have a tough job obviously of managing this with their employees and their stake holders. But we don’t see that slowing us down in the market.

Udayan: Basab let me just come back to that question I had asked one of you, $50 million for two clients as we said for the 12 months basis, give us an indication if you could, how many more are you going to add in the next quarter? What I am trying to ask here is that if you can give us an idea of how many clients can ramp up into this $50 million category going into the next quarter?

Basab Pradhan: I don’t think I can give you an idea that is precise, but like Nandan said we certainly are increasing our share of wallets with our clients and many of them have the kind of spend on technology that will allow us to get them into that category, but I cannot give you any precise indication of how and when we will reach what numbers.

Udayan: Right. Where are you seeing the most significant demand coming in from? Basab, we are not talking about industry verticals, what kind of work within software services are you seeing the maximum demand and how you are placed for that?

Basup Pradhan: We are doing particularly well in enterprise solutions with growth coming across a range of services and industry verticals, but in particular enterprise solutions as well as solutions around packages that are vertical in nature, our solution strategy has begun to kick in, which is largely around packaged solutions.

Senthil: Basab you said that you don’t see any slowdown in orders coming in because of the offshoring backlash, but just let look ahead a little further, after the presidential elections do you see any pick up there, because once offshoring goes out of the spotlight?

Basup Pradhan: No I don’t think so. I think companies, especially in developed markets, they make their own choices, they have to deal with public opinion, and that will continue to be something they will have to deal with, whether it is before the election or after the election.

Senthil: And so there is not much government work that Infosys does?

Basab Pradhan: No, that is true.

Senthil: Nandan, if you would look at one risk area would it be forex and at what point of the rupee would you start getting worried?

Nandan Nilekani: Well you know we don’t really worry about the rupee-dollar, because that is not something in our control and you know from a macro-perspective if India has good foreign exchange reserves and a good rupee I think that is good for the country. So our real focus is how do we leverage offshore better, how do we improve productivity, how do we reduce cycle time, I think really our focus is what are the factors of our business that are under our control and let us really put our energy on that rather than worrying about factors beyond our control.

Udayan: Mohan a lot of top market analysts have also been saying that the rate of deceleration of the margins is probably getting arrested now. Going into 2004-2005, the margin shrinkage will be arrested, it might just go down modestly or might stabilize at on these levels. As the CFO do you sense that, that margins will be somewhere in this 20+ percent range?

Mohandas Pai: I think there are two factors which will impact margins in the future from whatever we see right now. One is the rate of increase in salaries. We have said earlier that the salaries at the entry level do not have any wage inflation, there will be stability, but at the project manager level, obviously which is a key, there is some wage increase. So depending upon the quantum of project managers, the kind of salary structure you have, there could be some wage increase there; and of course the rupee, we have seen a very interesting trend in this quarter and that has been that the spot has been higher than the forward, obviously the central bank is coming into buy the spot and forcing the importers to cover up, so to that extent that you may not be able to sell forward to get some advantage or to hedge yourself, because if you sell forward, you are selling at a rate less than the spot. So you have to think very deeply about the forex policy. Now these are the two issues which one has to watch out for.

Udayan: Kris what about the attrition levels? We are seeing so much talk going around about MNC competition, people from the mid-level high-level leaving the organization. In the light of keeping your wage bills under control how do you see this whole business of attrition levels going up?

Kris Gopalakrishnan: Our attrition has marginally gone up, but it is still probably not of significant concern in the sense that you know compared to the industry averages we are much better off. We have increased salaries this year. It is primarily through variables compensation and the employee as well as the company benefits because it is variable.

Udayan: Nandan do you see it as a key challenge, some of the large MNCs coming in in many ways, attrition levels, wage cost, may be predatory pricing which has been talked about, some of the global players are apparently under cutting you, do you see these as key challenges going forward?

Nandan Nilekani: I think certainly, I think the competitive scenario is different, but the way we look at it is that what is happening is nothing but the legitimization and mainstreaming of our business model, which everybody and even our customers accept that. Our competitors are coming into India not because they have suddenly developed an affection for India but because the customer is saying you better haul yourself and do something there. So it is really pressure like that. And I think this puts enormous pressure on them, how to manage their local resources in the countries where they are, Indian resources. So we are already finding that a lot of those challenges. So while there will be some short-term challenges of people and pricing, I think structurally our model is much more sound. So we are going to win it in the end.

Udayan: Well that is as confident as you have been in the last 20 minutes. We will take a break. Don’t go away anywhere, when we come back we will have lots to talk about on the budget, but do remember at 11:20 the Infosys top management is back. We have not discussed Progeon yet, their acquisition in the Australian space has also not been discussed; all of that and we will have the head of Infosys Australia also joining us at 11:20. So all of that it is coming up at 11:20 to 12. Right now we take a break from Infosys. To give you what you want to hear about the budget and its impact, that is mini budget and its impact on the market, but Infosys will be back at 11:20, keep watching.

Senthil: Welcome back to Bazaar and let us go back to Bangalore, time for the Infosys management again. Let us get, we have been asking you to send in questions for the management, and here we have got some from you. A lot of questions are in fact we have faxed to the management and have already been answered, you had questions on what are the expectations about revenue growth and business opportunities, that was one, that has been answered. Well here is one, since Infosys has been on a recruitment spree, Kris let me push this one across to you. Why does Infosys pay so less to fresh graduate recruits, is it just an expectation mismatch or is this correct?

Kris Gopalakrishnan: We believe that we pay what the market is expecting us to pay. We do benchmarks with other companies and we are doing well here.

Senthil: Okay, so you think that is bit of an unfair comment? Aadarsh well Infosys says that they pay as well as the rest of the industry. Well Udayan over to you.

Udayan: Well thanks Senthil. Markets rolling ahead, 111 points up at unchartered ground it is 6200+. Infosys up about a Rs. 100, but as often happens Infosys delivers the numbers and others technology stocks do better than Infosys, and that is happening in this quarter as well. Well, we have asked a few questions to the management if you have been catching us and the management has been talking about the volume price outlook for 2004 and the guidance that it has set up for the next quarter, but it is time to talk about that acquisition, that major acquisition which Infosys made with Expert in Australia.

Nandan, the market waited for a long time and you have taken your time to make the first acquisition, does it open the floodgate? People often say that once you take the first step the other steps follow. Are you looking at a comprehensive acquisition strategy for 2004?

Nandan Nilekani: Well certainly I think when you do the first acquisition you learn how to do an acquisition and therefore your competencies to do that have increased, but in terms of the basis for selection will be as rigorous as ever, because we look at a number of factors, revenue growth, margins, cultural compatibility, strategic fit and all that. So I think we will continue to apply the same yardstick as we go along.

Udayan: Kris was size a consideration when you went in for it, because the market was sensing when Infosys makes an acquisition with the kind of the money that it has, the kind of revenue profile it has, they were expecting a larger acquisition. Is that on the cards, in the future would you be looking at larger opportunities?

Kris Gopalakrishnan: You know we cannot say no you know for anything, but normally you would look at acquisitions where the integration is easier, where you don’t risk you know the entire strategy on one acquisition, you know you do multiple, so that is what we would look at, but you can never say no, right?

Udayan: From a CFO perspective Mohan what kind of challenges does an acquisition put to you. You have got a control over with the kind of people that you have and how you run these operations. When you try and integrate another set of people, another operation, what kind of challenges, margin challenges does it throw for you?

Mohandas Pai: I think that challenges I had make sure that the company that you acquire or take over grows as fast as you do, because it needs to add to your growth rate, it should not drag down the growth rate. It needs to add on to your margin, it becomes profitable to the extent possible as per your numbers as early as possible. The information flows in because we have very strict reporting records. There are very tough accounting policies are followed in the corporation. It is run on same ethical standards that we do, and the people also have an ability to grow the business. A number of challenges, so we have a large due diligence list to fill up and to give to us.

Udayan: We will ask you more about that, we need to take a break, do stay with us, we are back with the Infosys management.

Welcome back, you are watching Board Room with the Infosys top management and we forgot to welcome S. D. Shibulal, he has just joined in, he is Head of Global Delivery, but before we go to Shibu and ask him how this quarter was in terms of sales delivery, let us ask a quick question on what Infosys plans to do with the huge amount of cash that it has on its books now. Mohan you are smiling, $550 million, seems like an obscene amount of cash, and it is growing every quarter, you are adding about 300+ crores of cash every quarter, what do you plan to do with it, half a billion dollars of cash?

Mohandas Pai: Well from the outside it looks very big, from the inside let me assure you that it is not as big as you think, because we do have a model which says what you do with the cash, like we keep telling people that we keep the cash for a strategic purpose like we made an acquisition right now. It was not a large one in comparison to the cash that we have is true. Two, we also keep the cash for any contingency that could arise. Now we are seeing competition in the market place, major corporations coming offshore. So keeping the cash in the balance sheet, enhances the safety for our shareholders and give them greater comfort.

Udayan: Are you not concerned that this might drag down your return ratios because one can’t envisage a time in the near future that the Infosys will become a loss making company? So you will keep being cash positive, your <word inaudible> will increase, and your return ratios will get dragged down.

Mohandas Pai: No that is exactly the reason why we for the first time in this country have put a written target and articulated publicly. For the last three years we have spoken about it, articulated to say that, so that we have set very clear benchmark. If you come very close to benchmark and feel the returns are going to go down, then obviously we look at this issue very seriously.

Udayan: What is that benchmark, what is that level?

Mohandas Pai: The benchmark is twice the cost of capital for capital employed, thrice the cost of capital for invested capital. Our cost of capital is 17%. If it says that we have earn 51% on the invested capital that is a very good rate of return, and that is the benchmark we have set for ourselves, so we try to be very efficient, and this cash is you know kept there with the view to earning this kind of returns to you.

Udayan: Mohan you don’t foresee a situation where you say I don’t need so much cash, I might as well share it with my shareholders, give it out.

Nandan Nilekani: No I think as Mohan said, we will look at the benchmark rate of return on capital, both employed and invested, and then we will decide.

Ashu: Well Udayan just let me go down to Progeon if we could. Mohan if you could just tell us exactly what are your plans on Progeon, what kind of growth rates can we see, in some of the smaller BPOs where the base is small we have seen 100+ growth rates. Is there anything big you know so to speak material happening out there?

Mohandas Pai: Well this year we are going to grow at about 270%. We did $4.8 million in this quarter. For the whole year we said we will do between 16-18, now we are saying that we will do between $16.4 million to $16.7 million. We added one new customer this quarter. There are several customers in anvil where contract negotiations are going on. We do some extremely exciting work in the transaction-processing field. Let me tell you we are doing such high-quality work, I don’t think many other companies in this country are doing that. If you take a pure transaction-processing house, we are right at the top among the top three. 85% of our revenues come from transaction processing, 15% comes from voice, but even this 15% is linked to transaction processing, we do not have a pure voice service. So, we are trying to build a very high quality transaction processing company, which will be among the best in the world. So, I think we are on the track.

Ashu: Right. Mohan, for a firm that is so particular about return on equity, return on capital, some would say you are sitting on a hoard of cash, there is not much you can do with it since you keep generating more and more cash, any thoughts of just paying a big dividend out.

Mohandas Pai: Well that is some of the things that people have been talking to us and we discuss at the board level. Let me assure that the issue of cash is discussed at every board level. I answer that question three times a day to all the fund managers who come and ask us. I think it has also got to do with the fact that in India people are not used to companies being liquid. If you look at technology companies in the US for instance, they have huge amounts of cash. Microsoft has something like $52 billion, and we only have about $550 million, it is a small amount of cash.

Senthil: Mohan, just one quick question on the rupee again. After April, will you be fully hedged, give us some numbers.

Mohandas Pai: Well, hedging policy is something that we will look at very carefully from time to time because it depends upon the forward premium and what consultants advice us about the rupee/dollar movement. We watch it very carefully. Our intention is to make sure that we are as hedged as possible keeping in view our need to protect our revenues and our margins.

Udayan: Shibu, take us through how this quarter was from a global sales delivery prospective.

Shibulal: We believe that this quarter has been pretty good in our strategy for differentiating in the market space. Our differentiation strategy in the space, in the market place is using solutions and consulting led deals. We have been able to, in fact, for example, we have been able to talk to a large retailer on one of our points of view in the LTM space. We have got a multimillion dollar deal on one of our other solution on one-touch XP roll out. So, this quarter has been pretty good in showing that our strategies being different in the market place using solutions and consulting is the right track for us to do.

Udayan: From a delivery perspective are you facing a lot of challenge with the MNCs setting up shop in India. When you go with a value proposition to a client, from a delivery perspective, they are saying, we are comfortable working with an MNC out here and they have now set up shop back in India, we might as well stick with them.

Shibulal: See setting up an offshore operation in not a one-day deal. This is something which needs to be built brick by brick over a long period of time. See, as an organization for the last 20 years we have invested in building a GDM model. It is in our blood. It is not about delivery alone, it is about the customer relationships. For example, our customer relationships are held by the offshore and the onsite people together, it is not held by one single person. If you look at the relationship model of a big MNC, those are partner based model, so there are clear differences in how to operate in the GDM model, which I am sure they will get it eventually, but at this point of time, we have a enormous lead in perfecting that operation.

Udayan: Kris, we always discuss services, but let me ask you one question about products since you handle that. You struck a fairly sizable deal with ABN AMRO in this quarter, when do revenues start kicking in, and are you seeing good growth in the product side.

Kris Gopalakrishnan: If you look at the number of wins our banking business unit has had, you know, we are actually seeing improved growth in that in terms of the deals. Revenue recognition is based on when the implementation happens and things like that.

Udayan: But, has there been any sequential growth in the product business at all, or does it continue to be a very small part of your overall revenue part.

Kris Gopalakrishnan: It is currently a very small part of our overall revenue because Infosys per se is pretty large, but in the Indian context, I think, you know, we are doing very well.

Udayan: Okay. Kris thanks very much. Thanks very much Shibu. We will take a break, when we come back, we have talked upon that acquisition but we will get more on that as the Head of Infosys Australia joins us, and we will be talking about that acquisition and what kind of plans Infosys have in the Australian market along with lots of other things to come back after this break.

Udayan: Welcome back, you are watching Board Room with Infosys, and lets quickly recap the markets for you because they have been on a big roll this morning, not only because of Infosys but because of what Jaswant Singh had to say yesterday. Derivative contract size being cut to 2 lakhs, all of that has added. The market has opened very smartly at about 6200, then corrected a bit, and have moved back beyond 6200 once again. As we speak, the sensex is up 108 points at 6218. Infosys is up more than a Rs. 100, entire technology pack is up, and log of specific stocks which benefit from yesterday’s duty cuts have also done very well. Among the laggards, we have seen aluminium, some of the power companies like BHEL, steel not doing particular well, and Reliance has been just about flattish through the day. Big wins in technology, big wins in some of the hardware companies like HCL Infosys and Moser Baer. We have got cement companies on a roll because of the coal duty cut, they benefit from that. Pharmaceuticals have not done too badly, and of course we have seen in other companies in the telecom space doing pretty well as well. Travel and tourism companies like Thomas Cook, Indian

Hotels, Blue Dart, they have all benefitted, and they have done pretty well as well. But, we are discussing Infosys, now we have got two new gentleman joining in now, Gary Ebeyan, who is CEO of Infosys Australia now, and he was the CEO of Expert which Infosys bought out in this quarter. Gary, good nice of you to join us, good morning. We have also got Srinath Batni. He is also member of the Infosys board and he heads APAC, that is Asia Pacific and the global accounts of Infosys. Srinath, good morning to you.

Srinath: Thank you.

Udayan: Gary first question to you. We in the market always look at valuation with which you do a deal, $23 million you got for a company which did $35 million of revenues last year, and $5 million of profit, that seems on the lower side, not even one time revenue, why did you sell at this price.

Gary: First of all it just depends on how you look at the transaction, if you look at it as <word inaudible>, then you could argue to say maximize the valuation, but to me the price and the value of the company is what you have today and what you are going to get tomorrow. To me, it was a merger, to me it was buying into the future. It wasn’t just selling and walking away. I think selling and walking away is a different mindset. I believe that the opportunity and the future that this transaction and merger with Infosys brings is by far more valuable than you can put a value to it today. It is the opportunity that it brings to our employees, it is the opportunity that brings to the local market, and from the personal, and I think you can’t just put a zero valuation, so that to me is a very high valuation. So, the whole deal with the strategy behind that I would look at, I think that makes a big sense to me.

Udayan: Well, it has also been remarked that Indian companies are facing a bit of slack in Australia because of the slight anti-outsourcing wave that you are facing there with what happened with Telstra. Infosys have the relationship with Telstra. So, it was surmised that to have an Australian face to Infosys’ operations this was necessary. Was that the driver, you feel why you two came together.

Gary: Well I think the first thing when you look at the whole merger with Infosys, it is the strategy behind, and the strategy behind is for both Infosys from India, and the strategy behind for Expert to start with, and the strategy was really was bring in the best of the local talent and leveraging the best of the local talent with the immense capability and the capacity and the value proposition that Infosys back in India has, and it is the merger of those two being able to access the customer at the highest level, being able to offer the high value services that the local market hasn’t been utilizing the talent in the local market and engaging with the customer in the best possible way and leveraging this huge global capability, that is what makes sense, that is what makes sense to us for Australia. Telstra is a tactical opportunity, but I am sure that we will work together very well and we will make that an immensely successful account, but we are not going to stop there, we have so many more very large accounts, enterprise accounts, and the industry that I think is going to welcome this merger, they are gonna welcome the way we are gonna treat them, the way we gonna deal with those accounts and bring this immense value proposition to the table.

Male participant: Gary, how big is the Australian market, you have been operating in that market, so far the kind of numbers which come out, at least for the Indian companies, does not seem very large, but do you think when you have an offshore partner like Infosys in India, the growth could be explosive, could you look at a much bigger opportunity going forward.

Gary: I certainly believe so and I certainly hope so. I mean the market itself is somewhere under 12 or 13 billion US I believe, and I think this merger together certainly gives us the ability to reach for quite a portion of that valuable market, I mean, so far it has been dominated by I think the larger perhaps US or Canadian multinationals, and I think this gives us the opportunity to have a what I call a valid and viable alternative to customers to tap into best of breed of local, best of breed of the global, and the best value proposition that I think has been unprecedented and hasn’t been available in the market before.

Udayan: Srinath you look at global accounts, so how do the market put Australia potentially be, especially when you have done a unique, say for your company of getting a front end there and going through an existing Australian operation, potentially, how big do you see that market today.

Srinath: This market has very good potential in my opinion. The way we position the global delivery model is very important, and as you can realize that Australian market is different from US market, which is different from some other markets, and here we believe that this was a very strategic fit between Expert IS and Infosys to exploit the market available here as well as we re-write the rules of the game so that the Australian companies would get benefit from this model and they would be competitive among themselves as well as globally.

Udayan: Now, Infosys is a well entrenched brand in the market like US, which is the large market, but for other markets which are not main line market like the US and other European markets, do you see this as a possible model going forward where you say here is an existing player which is doing well in the market, I want to align with them in some kind of a relationship, equity relationship, and then take it from there. Is it a possible model that you could explore in the non-US markets.

Srinath: Yes, probably it would be one of the models which we would follow in other markets, other than US. Definitely with the local market knowledge and the local market penetration is very important to succeed in this market as well as the customer relationship as well as making known to the customers that this is a model which is going to benefit all is also vitally important. Probably, this would be one of the models which we would follow in other countries too.

Udayan: Nandan, how do you decide as a CEO, buy versus build argument, you could hire onsite engineers from that market and service your clients there, what do you buy when you look at these kind of markets like you saw in Expert, are you essentially buying a couple of large clients which have relationship with the company you are buying.

Nandan Nilekani: No, I think, one, we are buying a company with a very strong local brand and very strong local reputation. We are buying a company which has 40 customers, to whom we can cross sell other Infosys services. We are buying a company with 320 of the best talent, which we can integrate into the global delivery model and create the next generation Infosys. So, I think there is a lot of strategic value here which work beyond just one or two customers.

Ashu: Nandan, tell me what is Infosys becoming, is it becoming another EDS, which way are you headed because when we read some of the global reports, it seems like you are following that model, you are going out and hiring rainmakers, you are hiring consultants, increasing your cost to the level some of these guys have, which way are you headed.

Nandan Nilekani: You know the kind of company that we are trying to create, you know the template for that, there is no model today because the company of the future will combine the extraordinary global delivery capabilities that we have in Infosys in India with the best of local talent, local knowledge, as for example like what we have with Gary and his colleagues. That is the model of the future, and there is no company today, which does that, and therefore we are trying to actually create the next generation IT services company. So, as part of that we will hire top flight talent across the world, but we will also make sure that the business model is such that we are able to maintain our profits and make sure that we get the full value of the global delivery model.

Ashu: Right. Nandan, what baffles a number of investors is that, when you see, you know, the global offshoring model has matured over a period of time, most of these companies understand exactly what they are sourcing out, yet quarter after quarter you are able to maintain a margin of 26-27% on a net basis, if I was your client, I would be looking at it and saying you guys are making a lot of money out there, how do you see balancing that out because you are dealing with equally big customers out there.

Nandan Nilekani: Well, I think there is the strength of the brand. I think when customers look at global outsourcing they want to go with that company as they see as the company which invented the model and is the market leader. We have that position. We are getting economies of scale from across all of our various customers able to maintain and reduce our SG&A expenses. We are able to I think offer a lot more value by differentiation. So, I think ultimately customers look at what they are getting out of the relationship, and if they feel there is a value in it, they are going to buy it, and that is what we are trying to do. And we also, we are a company which has a very wide spread of customers. Our largest customer is about 5.3% of our revenue, so we make sure that we have a broad spectrum of customers and don’t become unduly dependent on one or two relationships.

Ashu: Right, Srinath let me just come to you, Australia, how big the market can it be if you can just give us a quantifiable level, let us say in the next year, what percentage of Infosys’ revenues will it make out even after the acquisition.

Srinath: I will not be able to put a figure on that as it is a future thing, but the way we are looking at is a market which is there to exploit by us, it is a market where we can provide value and the customers would realize the benefit of this global delivery model, and we believe that in this market, the situation is now right for us to prove the model and grow the business. Obviously, we are very bullish on this market, the opportunities are huge, it is there to tap at this point of time.

Senthil: Pricing certainly has stabilized, but do you think you have got pricing power back or is that never going to happen like in the old days.

Nandan Nilekani: See, I think there was in 1999-2000 where technology spending had gone through the roof, there was a $100 billion of venture capital was flushing around in the system. At that time really companies could, there were companies I know, you know the new sort of dotcom software companies that are raising prices every month. I think those days are definitely gone and I think we are in a period where customers are far more reticent about paying premium rates and much more driven by value for money. Having said that I think the demand is also picking up, and wherever a demand-supply slack goes away, obviously pricing becomes much more stable, and I think you are seeing some of that. Whether pricing will go up is a function of, one, the demand-supply mismatch changing even more, and second, the ability of individual companies like Infosys to differentiate their value proposition and get higher prices.

Senthil: The global delivery model that you speak of, of course, the core of it is that India remains efficient supplier of the services that you provide. Salaries, can they remain where they are, and again, I come back to the currency.

Nandan Nilekani: I think there are two issues, and Mohan also touched upon that, you know, we are committed to paying our employees well. So, we do expect that salary cost will be a factor, and we have to deal with rupee appreciation, which as I mentioned earlier is really beyond our control, but we are confident that as we grow, the economy of scale that we get, our management of cost, and our ability to differentiate will help us to go through all this.

Udayan: Well, Mohan, you have a quick comment to make on pricing I think.

Mohandas Pai: Yeah, I had one comment to make to add to what Nandan told us just about global competition and margin. You must understand that the offshore model allows us to delivery very high quality services at a price which is maybe 65-70% of what global competition does. So, for the same, for the lower level of pricing, you get superior service, and the margins that we earn is in the lower per capita revenue. So, in percentage terms it might look great to you, but in per person terms, it is not significantly higher than what an efficient company out there could do.

Udayan: Okay gentlemen, we have run completely out of time. Thanks very much all of you, and good luck in 2004.

Mohandas Pai: Thank you so much.

Udayan: Well that is Board Room from Infosys this time around. We will of course be here next quarter and with the 2005 guidance. Do catch us then, for now it is good bye.